SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                            ------------------------

                                  SCHEDULE 13G

                    Under the Securities Exchange Act of 1934
                               (Amendment No. 6 )*

                       The Peoples BancTrust Company, Inc.
                    ---------------------------------------
                                (Name of Issuer)

                     Common Stock, Par Value $.10 Per Share
                    ---------------------------------------
                         (Title of Class of Securities)

                                   709796 10 6
                    ---------------------------------------
                                 (CUSIP Number)

     Check the  appropriate  box to  designate  the rule  pursuant to which this
Schedule is filed:

|X|      Rule 13d-1(b)
|X|      Rule 13d-1(c)
|_|      Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                         (Continued on following pages)

                                Page 1 of 5 Pages

CUSIP No. 709796 10 6               Schedule 13G
          -----------               ------------

1. Name of Reporting Person: The Peoples Bank and Trust Company S.S. or I.R.S. Identification No. of above person:

                                            63-01-62160

2.       Check the appropriate box if a member of a group *

                           (a)      [ ]         (b)      |X|

3.       SEC Use Only

4.       Citizenship or Place of Organization:

                                            Alabama
                                            -------

Number of Shares Beneficially Owned by Each Reporting Person with:

5.       Sole Voting Power:                          16,866
                                             --------------

6.       Shared Voting Power:                         3,408
                                             --------------

7.       Sole Dispositive Power:                    799,798
                                            ---------------

8.       Shared Dispositive Power:                    3,408
                                            ---------------

9.       Aggregate Amount Beneficially Owned by Each Reporting Person:
                    803,206         .
         ---------------------------

10.      Check Box If The Aggregate Amount in Row (9) excludes Certain Shares*

11.      Percent of Class Represented by Amount in Row 9:  15.6%

12.      Type of Reporting Person*:  BK

                                *SEE INSTRUCTION

                                Page 2 of 5 Pages

                       Securities and Exchange Commission
                             Washington, D.C. 20549


Item 1(a)         Name of Issuer:   The Peoples BancTrust Company, Inc.
                  ---------------   -----------------------------------

Item 1(b)         Address of Issuer's Principal Executive Offices:
                  ------------------------------------------------
                  310 Broad Street
                  ----------------------------
                  Selma, Alabama  36701
                  ----------------------------

Item 2(a)         Name Person Filing:        The Peoples Bank and Trust Company
                  -------------------        ----------------------------------

Item 2(b)         Address of Principal Business Office:       Same as Item 1(b)
                  -------------------------------------       -----------------

Item 2(c)         Citizenship:      Not Applicable
                  ------------

Item 2(d)         Title of Class of Securities:        Common Stock, Par Value
                  -----------------------------
                                                       $.10 Per Share

Item 2(e)         CUSIP Number:
                  -------------

                  709796 10 6
                  -------------

Item 3            Check whether the person filing is a:
                  -------------------------------------

Item 3 (b)            x        Bank as defined in Section 3(a)(6) of the Act.
                  ----------

Item 3(a) (c) (d) (e) (g) (h) - Not Applicable.

Item 4(a)         Amount Beneficially Owned:  803,206 shares
                  --------------------------

Item 4(b)         Percent of Class: 15.6%
                  ----------------

Item 4(c)         Number of shares as to which such person has:

                   (i)    sole power to vote or to direct the vote.....  16,866
                                                                       --------
                  (ii)    shared power to vote or to direct the vote...   3,408
                                                                       --------
                 (iii)    sole power to dispose or to direct the
                          disposition of .............................. 799,798
                                                                       --------
                  (iv)    shared power to dispose or to direct the
                          disposition of...............................   3,408
                                                                       --------

                                Page 3 of 5 Pages

Item 5        Ownership of Five Percent or Less of Class:
              -------------------------------------------
                             Not Applicable

Item 6        Ownership of More than Five Percent on Behalf of Another Person:
              ----------------------------------------------------------------
                             Not Applicable

Item 7        Identification and Classification of the Subsidiary Which Acquired
              ------------------------------------------------------------------
              the Security Being Reported on by the Parent Holding Company.
              ------------------------------------------------------------------
                             Not Applicable

Item 8        Identification and Classification of Members of the Group.
              ----------------------------------------------------------
                             Not Applicable

Item 9        Notice of Dissolution of Group.
              -------------------------------
                             Not Applicable

Item 10       Certification.
              -------------

                       By signing  below I certify  that,  to the best of my
              knowledge and belief, the securities referred to above were acquired in the ordinary course of business and were not acquired for the purpose of and do not have the effect of changing or influencing the control of the issuer of such securities and were not acquired in connection with or as a participant in any transaction having such purpose or effect.

                                Page 4 of 5 Pages

SIGNATURE:

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

The Peoples Bank and Trust Company,
  as Trustee



By:      /s/ Gary M. Pierson                         February 14,2000
         -----------------------------------         ----------------
         Gary M. Pierson                             Date
         Senior Vice President
         and Trust Officer

                                Page 5 of 5 Pages